Exhibit 99.2

FALCONS I, LLC

Revenue Sharing Agreement

This Revenue Sharing Agreement (this “Agreement”) is dated as of September 7, 2018, by and among Falcons I, LLC, a Delaware limited liability company (the “Company”), VPIP AO MF LLC, a Delaware limited liability company (the “Investor”), solely for purposes of Sections 3, 5 and 6, Sreeni Prabhu and Michael Fierman (Sreeni Prabhu and Michael Fierman are referred to herein as the “Principals”), and, solely for purposes of Section 5, Angel Oak Capital Advisors, LLC, a Delaware limited liability company (“AO”). The Investor, the Company and, to the extent applicable, AO and the Principals are collectively referred to herein as the “parties” and each individually a “party.”

WHEREAS, the Investor has agreed to purchase limited partnership interests of Angel Oak Mortgage Fund, LP, a Delaware limited partnership (“AOMF”); and

WHEREAS, in consideration of the Investor’s agreement to purchase limited partnership interests of AOMF, the Company has agreed to make certain revenue share payments to the Investor pursuant to this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, hereby agree as follows:

1.	Right to Payments from the Company.

(a)         Within ten (10) business days after the end of each calendar quarter, the Company shall pay to the Investor an amount equal to the Applicable Percentage of all Company Cash Flow with respect to such quarter.

(b)        By entering into this Agreement, the parties do not intend to create a partnership for federal, state or local income tax or financial reporting purposes. The Investor will not be a member of the Company.

2.	Determination of the Payments.

(a)         In connection with any payment to be made by the Company to the Investor pursuant to Section 1 or Section 3 hereof (each, a “Revenue Share Payment”), the Company shall furnish to the Investor, at the time of such payment, a report showing in reasonable detail the applicable calculations and the amount of the resulting payment (including the amount and calculation of the management fees and/or performance allocations and/or fees that are included in the calculations of any such Revenue Share Payment to be made to the Investor). In addition, the Company shall permit the Investor or its agents, subject to reasonable confidentiality undertakings, to inspect all books and records of the Company during the Company’s normal business hours and upon reasonable advance written notice, and to make copies of or extracts from such books and records.

(b)        Within thirty (30) days following the Investor’s receipt of the report prepared by the Company (as described in Section 2(a)) with respect to the calculations of any Revenue Share Payment, the Investor may deliver a written statement specifying any objections to such calculations with reasonable detail with respect to any contested amount and the basis therefor (an “Objection Statement”). If the Investor does not deliver an Objection Statement within such thirty (30) day period, then the Company’s calculations with respect to such Revenue Share Payment shall be final, binding and conclusive upon all parties in the absence of manifest error. Any amounts not disputed in an Objection Statement (if one is delivered) shall be deemed accepted by the Investor and shall be final, binding and conclusive upon all parties in the absence of manifest error. If an Objection Statement is delivered by the Investor in a timely manner, then the parties shall negotiate in good faith to attempt to resolve any such dispute, provided that if the parties are unable to resolve such dispute within ten (10) days following the Company’s receipt of the Objection Statement, then any party shall have the right to submit such dispute to final and binding arbitration by a reputable accounting firm or valuation firm with reasonable relevant industry experience as may be agreed between the parties from time to time, each party acting reasonably without unreasonable delay (the “Accounting Firm”). Any such determination by the Accounting Firm shall be made following a confidential review of all applicable Company books and records by the Accounting Firm. The Investor shall pay the fees of the Accounting Firm in connection with such review unless such review determines an aggregate underpayment of more than ten percent (10%) of the disputed amount, in which case the Company shall pay the fees of the Accounting Firm in connection with such review. In the event there is an underpayment to the Investor, the Company shall pay the amount of such underpayment to the Investor by no later than ten (10) days following receipt of the review report from the Accounting Firm.

(c)         The Company shall provide to the Investor (i) no later than ten (10) business days following their completion, all quarterly or annual audited or unaudited financial statements that are prepared by the Company and, if applicable, a reconciliation of total management fees and/or performance allocations and/or fees that are included in the calculations of any Revenue Share Payment, and (ii) such other information relating to the financial condition, business, prospects or corporate affairs of the Company as the Investor may from time to time reasonably request.

3.	Investor Approval Right; Company Call Rights.

(a)         Notwithstanding anything to the contrary, but subject to the other provisions of this Section 3 below, without the prior written consent of the Investor, neither the Company nor any Principal shall, and no Principal shall cause the Company to, (i) transfer or agree to transfer any equity of the Company or (ii) sell or agree to sell any portion of the business of the Company in a transaction of whatever form (whether as a sale of assets or equity of the Company or a merger, consolidation or otherwise), in each case, excluding a transfer of equity of the Company by a Principal for bona fide estate planning purposes (any such transfer or sale set forth in subsection (i) or (ii) above, a “Call Transaction”).

(b)        Notwithstanding anything to the contrary contained in Section 3(a), the Company and/or the Principals may consummate or agree to consummate a Call Transaction if, as a condition to such Call Transaction, the Company purchases the Applicable Portion of the Investor’s interest in the Revenue Share Payments hereunder in exchange for the Call Price in accordance with the terms of this Section 3.

(c)         The Company shall have the right to exercise its rights under Section 3(b) by delivering to the Investor a written notice (the “Call Notice”) not less than fifteen (15) business days prior to the proposed Call Transaction stating its election to do so and setting forth (i) the identity of the proposed purchaser(s) (the “Proposed Purchaser”) and any proposed date of the closing; (ii) solely with respect to the Company, the purchase price and the other terms and conditions of the Call Transaction, including the structure of the Call Transaction and, if applicable, the aggregate amount of assets and/or equity of the Company the Proposed Purchaser has offered to purchase; (iii) that the Proposed Purchaser has been informed of the rights provided to the Investor in this Agreement and that the Proposed Purchaser, the Company and the equity holders thereof, as applicable, thereof have agreed to consummate the Call Transaction in accordance with the terms hereof; and (iv) a copy of any form of agreement proposed to be executed in connection therewith, solely with respect to the terms related to the Company. The Company and/or the equity holders thereof shall have sixty (60) days following the delivery of the Call Notice in which to consummate the Call Transaction on terms not more favorable to the Company and/or the equity holders thereof than those set forth in the Call Notice; provided, however, that, as a condition to the closing of such Call Transaction, (A) the Call Price shall be paid to the Investor at or before the closing of such Call Transaction, (B) any remaining portion of the Investor’s interest in Revenue Share Payments that is not purchased by the Company shall remain outstanding, and (C) in the event the Call Transaction is a sale of less than 50% of the Company’s business or assets (as opposed to the Company’s equity), the Company shall continue to pay Revenue Share Payments after the closing with respect to its remaining business or assets. Following any Call Transaction that is a sale of less than 50% of the Company’s equity (as opposed to the Company’s assets or any other partial sale of the business of the Company), the Investor’s rights to Revenue Share Payments from the Company shall thereafter be appropriately reduced by the portion of the Investor’s interest in the Revenue Share Payments purchased by the Company. If at the end of such sixty (60) day period, the Company and/or the equity holders thereof have not completed the Call Transaction, the Company and/or the equity holders thereof may not then effect a transaction that is subject to this Section 3 without again fully complying with the provisions of this Section 3.

(d)        As an example of the application of this Section 3, in order for a Call Transaction to occur (i) pursuant to which 40% of the equity of the Company is to be sold while the Investor and its affiliates have invested an aggregate amount equal to $50,000,000 in the AOMF Fund, and (ii) where the Sale Proceeds therefrom equals $10,000,000, (A) the “Applicable Portion” would equal 40% with respect to such Call Transaction and, accordingly, 40% of the Investor’s interest in the Revenue Share Payments must be purchased by the Company (and Revenue Share Payments by the Company would be appropriately reduced by 40% thereafter), (B) the “Applicable Percentage” would equal 15%, and (C) the “Call Price” would equal $600,000 (i.e., $10,000,000 x (0.40 x 0.15)). As a contrast to the prior example, in the event that the prior example is changed only insofar as the percentage of the equity of the Company to be sold is increased to 50% from 40%, then (I) the “Applicable Portion” would equal 100% with respect to such Call Transaction and, accordingly, 100% of the Investor’s interest in the Revenue Share Payments must be purchased by the Company (and no future Revenue Share Payments would be made thereafter), (II) the “Applicable Percentage” would still equal 15%, and (III) the “Call Price” would equal $1,500,000 (i.e., $10,000,000 x (1.00 x 0.15)).

(e)         The parties agree that all payments due to the Investor pursuant to this Section 3 shall be treated as consideration for the cancellation and termination of all or a specified portion, as applicable, of the Investor’s rights and the Company’s payment obligations hereunder, as described in Section 1234A of the Internal Revenue Code of 1986, as amended.  The parties shall file all federal, state and local income tax returns consistently with the foregoing and shall not take any inconsistent position in any tax return or other government filing unless otherwise required by law.

(f)         Notwithstanding anything to the contrary, in the event of a Call Transaction that involves one or more affiliates of the Company where the Company is not given its own valuation, the parties hereto shall, promptly following the Investor’s receipt of the Call Notice with respect to such Call Transaction, attempt in good faith to agree on a valuation of the Company for purposes of the calculation of applicable “Sale Proceeds” based on the same valuation multiples, formulas and other factors (e.g., based on an agreed multiple of trailing 12-month revenue or of EBITDA or based on other factors) as are utilized in the Call Transaction for valuing the applicable purchased equity, assets or businesses in the aggregate in the same manner as such multiples, formulas and other factors are utilized in the Call Transaction (to the extent any such multiple, formula or other factor with respect to any particular business unit is not manifestly inapplicable to the Company), except that, for this purpose, such multiples, formulas and other factors shall be applied to the performance metrics of the Company (e.g., revenue, EBITDA or otherwise) as opposed to the applicable purchased businesses in the aggregate. If the parties hereto are not able to agree on a valuation of the Company for such purposes within ten (10) business days following the Investor’s receipt of the Call Notice, then such disputed valuation of the Company shall be determined by a reputable independent appraiser with experience with asset management businesses who is selected by the Company and the Investor, each acting reasonably; provided, however, that if the Company and the Investor are unable to mutually agree upon an appraiser within ten (10) business days, then the Company and the Investor shall each promptly designate a reputable independent appraiser with experience with asset management businesses and the two appraisers so selected shall together reasonably select a third reputable independent appraiser with experience with asset management businesses, which third appraiser shall determine such disputed valuation of the Company. The applicable appraiser shall, within twenty (20) business days after any such submission, determine the valuation of the Company based on the methodology set forth in subsection (i) above and shall deliver to the Company and the Investor a written report setting forth such determination; provided that in no event shall the appraiser’s valuation of the Company be higher than the valuation proposed by the Investor or lower than the valuation proposed by the Company. Such report shall be final and binding upon the Company and the Investor (absent manifest error) to the fullest extent permitted under Law and may be enforced in any court having jurisdiction. The fees and disbursements of the appraiser shall be borne by the Company and the Investor in proportion to the relative differences between their respective calculations of the valuation of the Company and the appraiser’s final determination of the valuation of the Company; provided that each of the parties hereto shall bear all fees and disbursement of the appraiser selected by such party in order to select a third appraiser. The Company shall make available to the Investor and all applicable appraisers any work papers, schedules and other data as may be reasonably requested by such person in connection with its determination of the valuation of the Company or any dispute in connection therewith.

4.	Definitions.

(a)        “AOMF Fund” means, collectively, AOMF, any “real estate investment trust” within the meaning of Section 856(a) of the Internal Revenue Code of 1986, as amended, through which AOMF conducts operations and/or holds assets, and any other investment vehicle or entity through which AOMF conducts operations and/or holds assets, and any successor entity to AOMF or such real estate investment trust or other investment vehicle (including, without limitation, the Public REIT (as defined in that certain Confidential Private Placement Memorandum of the AOMF Fund)). For the avoidance of doubt, any real estate investment trust that is not a successor, or otherwise related, to AOMF or a real estate investment trust through which AOMF conducts operations and/or holds assets shall not be deemed to be included in the definition of “AOMF Fund” hereunder.

(b)        “Applicable Percentage” means, as of any date of determination, a percentage equal to or between Fifteen Percent (15%) and Twenty Percent (20%), determined as of such date by appropriately adjusting such percentage from Fifteen Percent (15%) to Twenty Percent (20%) on a linear basis as the cumulative amount of funds invested in the AOMF Fund by the Investor and its affiliates on or prior to such date increases from Fifty Million Dollars ($50,000,000) to Seventy-Five Million Dollars ($75,000,000), respectively.

(c)         “Applicable Portion” means, with respect to any Call Transaction, the portion of the Company’s business (or the portion of the Company assets or equity, as applicable to such Call Transaction) to be sold in such Call Transaction; provided, however, that, if (i) the Call Transaction involves the sale of 50% or more of the business, equity or assets of the Company or (ii) as of immediately following such Call Transaction (and any related transactions) the Principals no longer have the power to direct or cause the direction of the management or policies of the Company, then, for purposes of determining the Applicable Portion, 100% of the Company’s business shall be deemed to be sold in such Call Transaction.

(d)        “Business” means the business of operating, sponsoring, managing and/or providing investment advisory services or asset management services to the AOMF Fund.

(e)         “Call Price” means, with respect to a Call Transaction, the product of (i) the Sale Proceeds with respect to such Call Transaction, (ii) the Applicable Portion with respect to such Call Transaction, and (iii) the Applicable Percentage as of the effective date of such Call Transaction, in each case of (ii) and (iii), expressed as a decimal.

(f)         “Company Cash Flow” means, with respect to each calendar quarter, the gross amount of cash or cash equivalents received or generated by the Company during such quarter, without reduction for any expenses paid or incurred by the Company.

(g)        “Sale Proceeds” means, with respect to a Call Transaction, the gross proceeds generated from such Call Transaction (determined in accordance with Section 3(f), if applicable), less any direct and reasonable costs and expenses incurred by the Company in connection with such Call Transaction.

5.	Non-Circumvention.

(a)         The Company shall not, and the Principals shall cause the Company not to, knowingly, take, directly or indirectly, any action that circumvents or conflicts with the terms and conditions set forth in this Agreement, including entering into any agreement or other arrangement that could have the effect of materially diluting or subordinating the Revenue Share Payments (including, without limitation, revenue share or profit share arrangements) or otherwise taking any action to materially impair or frustrate or otherwise circumvent the Revenue Share Payments. In addition, the Company shall, and the Principals shall cause the Company to, operate the business of the Company in good faith. The Company and the Principals represent and warrant that there are no side letters, or similar arrangements or understandings, whether written or oral, or any common law, statutory or fiduciary duty owed to any Person relating to or affecting the Company or the AOMF Fund that may in any way circumvent, limit, compromise or impair the ability of the Company to fulfill its obligations hereunder or to make Revenue Share Payments as set forth herein. Nothing in this section shall prevent the Company, the Principals and their affiliates from raising investment funds and separately managed accounts that have an investment strategy similar to AOMF and such activity shall not be deemed a breach of this section 5(a).

(b)        Without limiting the generality of the foregoing, neither the Company, AO nor the Principals shall take any of the following actions without the prior written consent of the Investor:

(i)        conduct any portion of the Business (or permit any portion of the Business to be conducted) through any Person other than the Company or a wholly-owned subsidiary thereof;

(ii)        cause or permit any of the economic benefit from managing, advising or otherwise operating the AOMF Fund to be received by any Person other than the Company or a wholly-owned subsidiary thereof;

(iii)      dissolve, liquidate or wind up the Company or commence a voluntary proceeding seeking reorganization, bankruptcy, insolvency or other similar relief, other than in connection with a Call Transaction or following the dissolution of the AOMF Fund;

(iv)      enter into, directly or indirectly, any transaction with any manager or member of the Company or any entity in which any manager or member of the Company may have an interest, in each case, which diverts or otherwise reduces Company Cash Flow with respect to any period;

(v)       allocate to the Company or, or cause the Company to bear, any expenses of any other Person, whether through an affiliate agreement or otherwise, other than a reasonable allocation of applicable overhead expenses of AO to the Company based on the Company’s use of the applicable resources of AO, on the one hand, compared to AO’s, its subsidiaries’ and other affiliates’, and any other applicable person’s use of such resources, on the other hand;

(vi)      conduct, or cause the Company to conduct, any business activities (including providing any services) outside of the Business; or

(vii)     cease, or cause the Company to cease, serving as the general partner and investment advisor of the AOMF Fund for any reason or otherwise cease, or cause the Company to cease, managing the AOMF Fund; provided that the Company may cease serving as the general partner of the AOMF Fund following the date hereof without the prior written consent of the Investor if the Company or a wholly-owned subsidiary thereof (and no other Person) continues to receive all of the economic benefit from managing and advising the AOMF Fund thereafter (i.e., the new general partner does not receive management or incentive fees or allocations).

(c)        Nothing in this Agreement shall be deemed to imply that the Investor has any duties (including, but not limited to, any fiduciary duties) to the Company or any other Person, and all such duties (other than the implied contractual covenant of good faith and fair dealing) are expressly disclaimed.

6.	Representations and Warranties of the Company. The Company and the Principals represent and warrant to the Investor that:

(a)          the Company is the general partner of the AOMF Fund and the sole investment advisor with respect thereto;

(b)          the Company has all requisite authority to enter into this Agreement, to serve as the general partner and investment advisor of the AOMF Fund, to operate the AOMF Fund and to utilize the strategies contemplated to be utilized by the AOMF Fund;

(c)          the Company or a wholly-owned subsidiary thereof (and no other Person) receives all of the economic benefit from managing and advising the AOMF Fund, including through the receipt by the Company or a wholly-owned subsidiary thereof of all applicable management and incentive fees and allocations with respect to the AOMF Fund, other than reasonably compensating AO for the Company’s use of overhead resources of AO based on the Company’s use of the applicable resources of AO, on the one hand, compared to AO’s, its subsidiaries’ and other affiliates’, and any other applicable person’s use of such resources, on the other hand;

(d)        the Company is not bound by any agreement or obligation that directly or indirectly: (i) restricts the Company from conducting the Business, or (ii) limits the Company’s ability to pay the Revenue Share Payments as set forth herein; and

(e)          no Person other than the equity holders of the Company have any rights to gross income or net profits of the Company or from the Business or any other rights or interest in the Company or the Business or the Company’s revenue or value whatsoever, whether as a result of contract, common law, fiduciary duty or otherwise.

The representations and warranties set forth in this Section 6 shall be deemed to be continuing for the benefit of the Investor during the period in which Revenue Share Payments are or may be owed to the Investor; provided that the Company may cease serving as the general partner of the AOMF Fund following the date hereof as long as all of the other representations and warranties of the Company and the Principals herein remain true and correct in all respects. The Company and the Principals acknowledge and agree that any breach of the representations and warranties set forth in this Section 6 shall be deemed to be a material breach of this Agreement.

7.	Indemnification of the Investor. The Company shall, to the fullest extent permitted by law, indemnify and hold harmless the Investor, its Affiliates and their respective partners, shareholders, members, managers, directors, officers, employees, attorneys and agents (collectively, the “Indemnified Parties”) from and against any loss, expense, damage or injury suffered or sustained by any such person (collectively, “Losses”) by reason of or arising out of (a) the Investor’s rights to Revenue Share Payments, or (b) the Company’s, AO’s or a Principal’s breach of this Agreement (including the representations and warranties herein), including, but not limited to, any judgment, award, settlement, reasonable attorneys’ fees and other costs or expenses incurred in connection with the investigation and defense of any actual or threatened action, proceeding or claim, except for any such Losses indemnifiable under subsection (a) above that resulted from such Indemnified Party’s gross negligence, fraud, bad faith or material uncured breach of this Agreement. The Company shall advance to any the Indemnified Party any attorney’s fees or other defense costs that may be owed to the Indemnified Parties pursuant to this Section 7 prior to the final disposition of any applicable action, proceeding or claim; provided that such Indemnified Party shall repay any advanced amounts to the extent it is determined that such Indemnified Party was not entitled to such amounts.

8.	Termination. This Agreement shall continue until its termination: (a) by the mutual consent of the parties upon such terms as the parties may agree, (b) by the Investor at any time upon written notice to the Company, or (c) automatically following the sale of 100% of the Investor’s interest in the Revenue Share Payments pursuant to Section 3. Sections 2, 5, 6, 7, 9, 10, 11 and this Section 8 shall survive the termination of this Agreement.

9.	Waiver of Jury Trial. To the fullest extent permitted by law, the Investor and the Company all waive trial by jury in any action, proceeding or counterclaim brought by the Investor or the Company with respect to any matter whatsoever arising out of or in any way connected with this Agreement, any claim of injury or damage relating to this Agreement, or the enforcement of any remedy under any statute relating to this Agreement.

10.	Entire Agreement. This Agreement constitutes the entire agreement between the Investor and the Company and supersedes in its entirety all prior undertakings and agreements between the Investor and the Company relating to the matters described herein.

11.	Miscellaneous.

(a)        This Agreement may not be assigned by any party hereto without the prior written consent of the other party; provided that the Company shall not unreasonably withhold, condition or delay such consent with respect to any transfer of all or any portion of the Investor's rights hereunder by the Investor to one or more of its affiliates or direct or indirect equity owners.

(b)        Each party agrees that is shall not disclose the terms of this Agreement to any other person, with the exception of its employees, attorneys, auditors, bankers and other representatives required to have knowledge of this Agreement, unless legally compelled to do so or during the course of a regulatory investigation; provided, that, notwithstanding the foregoing, nothing contained herein shall restrict or prohibit the Investor from disclosing the terms of this Agreement or any other information to its current or prospective investors or direct or indirect equity holders (including, but not limited to, by including such information in a private placement memorandum or a supplement thereto) or otherwise taking measures to comply with securities laws in its reasonable discretion.

(c)        This Agreement shall be construed in accordance with, and shall be governed by, the laws of the State of Delaware without regard to any conflict of laws provisions thereof. Any and all litigation arising out of this Agreement shall be conducted only in state or federal courts located in the State of Delaware and such courts shall have the exclusive jurisdiction to hear and decide such matters.

(d)        No waiver by any party hereto of any breach of any covenant, condition or agreement hereof shall be considered to constitute a waiver of any such covenant, condition or provision, or of any subsequent breach thereof.

(e)         In the event any court of competent jurisdiction shall declare any portion of this Agreement to be invalid, the remainder of this Agreement shall not be invalidated thereby, but shall remain in full force and effect.

(f)         This Agreement may not be amended or modified except by an instrument in writing signed by all of the parties hereto, including, but not limited to, an amendment whereby the Investor receives profits share interest.

(g)        Any headings preceding the text of the paragraphs in this Agreement are inserted solely for convenience of reference and shall not constitute a part of this Agreement, nor shall they affect its meaning, construction or effect.

(h)        This Agreement may be executed in one or more separate counterparts, each of which so executed and delivered shall be an original, but all such counterparts shall together constitute the same instrument.

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WHEREFORE, the undersigned agree to the terms and conditions set forth above as of the date first set forth above.

FALCONS I, LLC

By:	/s/ Screeni Prabhu
Name: Screeni Prabhu
Title: Member

VPIP AO MF LLC

By:	Vivaldi Private Investment Platform LLC, its manager

By:	Vivaldi Capital Management LLC, its manager

By:	/s/ Chad Eisenberg
Name: Chad Eisenberg
Title: Chief Operating Officer

Solely for purposes of Sections 3, 5 and 6:

/s/ Screeni Prabhu
Sreeni Prabhu

/s/ Michael Fierman
Michael Fierman

Solely for purposes of Section 5:

Angel Oak Capital Advisors, LLC

By:	/s/ Screeni Prabhu
Name: Screeni Prabhu
Title: Co-Chief Executive Officer